Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 80
dated July 14, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Pricing Sheet – July 17, 2006

Capital Protected Notes due July 24, 2009
Based on the Value of the Nikkei 225® Index

Issue Price	:	$1,000 (100%)
Aggregate Principal Amount	:	$5,000,000
Initial index value	:	14,437.24
Participation Rate	:	107%
Determination Date	:	July 22, 2009
Trade Date	:	July 17, 2006
Settlement Date	:	July 24, 2006
Listing	:	None
CUSIP	:	61748A486
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$10.00 per Note

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“Nikkei 225® Index” is a trademark of the Nihon Keizai Shimbun, Inc. and has been licensed for use by Morgan Stanley. The Notes are not sponsored, endorsed or promoted by Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. makes no representation regarding the advisability of investing in the Notes.

Preliminary Pricing Supplement No. 80 dated July 14, 2006
Prospectus Supplement for Capital Protected Notes dated March 14, 2006
Prospectus dated January 25, 2006